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                                                                      EXHIBIT 12

(ROPES & GRAY LLP LOGO)

ROPES & GRAY LLP

ONE INTERNATIONAL PLACE  BOSTON, MA 02110-2624  617-951-7000  F 617-951-7050

BOSTON  NEW YORK  PALO ALTO  SAN FRANCISCO  WASHINGTON, DC  www.ropesgray.com

October 10, 2005

Columbia Tax-Managed Growth Fund II
Columbia Funds Trust I
One Financial Center
Boston, Massachusetts 02111

Columbia Tax-Managed Growth Fund
Columbia Funds Trust I
One Financial Center
Boston, Massachusetts 02111

Ladies and Gentlemen:

     We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated June 1, 2005, by and between Columbia Funds Trust I (the "Trust") on behalf of two series of the Trust, Columbia Tax-Managed Growth Fund II ("Target Fund") and Columbia Tax-Managed Growth Fund ("Acquiring Fund") and Columbia Management Advisors, Inc,(1) the investment advisor to Target Fund and Acquiring Fund. The Agreement describes a transaction (the "Transaction") to occur as of the date of this letter (the "Closing Date"), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

     Target Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder's option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

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(1)  Columbia Management Advisors, LLC is the successor to Columbia Management
     Advisors, Inc., which was reorganized into Banc of America Capital Management, LLC on September 30, 2005.

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     Acquiring Fund, is also a series of the Trust. Shares of Acquiring Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder's option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

     For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated July 1, 2005 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

     The facts you have represented as to in paragraph 5 of the letter from Acquiring Fund and paragraph 6 of the letter from Target Fund, each dated as of the date hereof, support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks long-term capital growth while reducing shareholder exposure to taxes.

     Various factors demonstrate the similarity between Target Fund's and Acquiring Fund's historic investment activities. They have an identical investment objective. As of December 31, 2004 ("the comparison date"), a randomly selected date that reflects the funds' portfolios without reference to the transaction, Morningstar categorized both as "Large-Growth" equity funds. Both funds also received the same rating of three stars from Morningstar.(2) In terms of net asset allocation, at least 97% of both funds consisted of stocks. The funds have very similar dividend yields (0.91% for Target Fund and 0.93% for Acquiring Fund) and weighted average P/E ratios (25.9 for Target Fund and 25.8 for Acquiring Fund). In addition, the funds had comparable trailing total returns for the prior one-year period (4.11% for Target Fund and 4.57% for Acquiring Fund) and for the prior three-year period (1.31% for Target Fund and 1.45% for Acquiring Fund).(3)

     A comparison of the funds' portfolios indicates that, consistent with the funds' shared goals and strategies, the funds hold stocks with similar characteristics. First, the funds' portfolios are nearly identical in terms of market capitalization. As of the comparison date, the weighted average market capitalization figures, $36,338 million for Target Fund and $36,860 million for Acquiring Fund, were within 1.4% of each other. When compared in terms of the percentage of equity investments each fund held in stocks of varying market capitalizations, their

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(2)  The overall rating is a weighted historical average. If a fund has always remained in the same Morningstar category, the overall rating is calculated using the following weights: 50% 10-year rating, 30% five-year rating, and 20% three-year rating. If, however, the fund has changed Morningstar categories, the fund's historical ratings are given less weight, depending on the magnitude of the change.

(3) Total return, expressed as a percentage, encompasses changes in net asset value caused by appreciation or depreciation of the underlying portfolio, payment of any income or capital gains distributions, and reinvestment of all distributions.


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holdings overlapped by 36.97% in giant-cap stocks, 35.67% in large-cap stocks,
21.10% in mid-cap stocks, and 5.24% in small-cap stocks--a total overlap of 98.98%.(4)

     Next, the funds' portfolios are remarkably similar in terms of sector diversification. As of the comparison date, the funds' equity investments were compared using three broad industry sectors, which were also subdivided into twelve narrower categories. Looking solely at the three broad sectors, the funds shared a total overlap of 99.78%, constituted by 52.37% in services, 26.38% in manufacturing and 21.03% in information.(5) Upon further dividing these three large industry sectors into twelve sub-categories (information: software, hardware, media, telecommunications; manufacturing: consumer goods, industrial goods, energy, utilities; and services: healthcare services, consumer services, business services, financial services), the funds shared a total overlap of 98.87%. Both funds were also relatively diversified across these twelve sectors, with each fund allocating no more than 19% of its assets to any one sector. Within the services sector (the largest category in which both funds invested) the largest sub-sector for both funds was healthcare. Within the manufacturing sector, both funds invested primarily in industrial goods. And within the information sector, both funds invested principally in hardware.

     Next, the funds' portfolios share nearly the same regional exposure. Both funds invested at least 97% in North America. In addition the funds each invested at least 1.93% in Western Europe. The total regional overlap amounted to 98.98%.

     Consistent with the similarity of investment strategies, the two funds bear comparable risk profiles. As of the comparison date, Target Fund and Acquiring Fund correlate with the S&P 500 to a similar degree, with betas of 0.98 and 0.99, respectively.(6)

     The specific characteristics described above (the relative figures and percentages in terms of asset allocation, yield, duration, maturity, risk profile and yield) do not constitute fixed aspects of Target Fund and Acquiring Fund's investment strategies. Rather, they reflect the fact that the Funds' similar investment strategies have led them to react similarly (by choosing similar portfolios) to the market conditions in place up until the comparison date.

     Given the similarity of the funds, on the date of the Transaction, at least 33 1/3% of Target Fund's portfolio assets will not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund. Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the transaction. After the Transaction, Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the funds' shared investment strategies, as described above and reflected by the aforementioned portfolio data.

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(4)  For the purposes of this analysis, we consider giant-cap stocks to be those with market capitalizations greater than $50 billion. Large-cap stocks are between $15-50 billion; mid-cap stocks, $5-15 billion; small-caps stocks, $1-5 billion; and micro-cap stocks, under $1 billion.

(5) An analysis of the S&P 500 across those three broad sectors revealed that its makeup consisted roughly of 43% in manufacturing, 38.70% in services and 18.30% in information.

(6) Beta is the statistical measure of the degree of variance between a security or fund and a specifically defined market, such as the S&P 500.


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     Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that generally for U.S. federal income tax purposes:

     (i)  The Transaction will constitute a reorganization within the meaning of
          Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

     (ii) Under section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

     (iii) Under section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

     (iv) Under section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

     (v) Under section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

     (vi) Under section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

     (vii) Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

     (viii) Under section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

     (ix) Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.


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     Notwithstanding the foregoing, the Code requires that certain contracts or securities (including, in particular, futures contracts, certain foreign currency contracts, "non-equity" options and investments in "passive foreign investment companies") be marked to market (treated as sold for their fair market value) at the end of a taxable year (or upon their termination or transfer), and Target Fund's taxable year will end as a result of the Reorganization.

     In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service ("IRS"). In that ruling, the IRS held that the so-called "continuity of business enterprise" requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS's conclusion in this ruling is questionable, and that, even if the IRS's conclusion is correct, the facts of this Transaction are distinguishable from those in the published ruling.

     We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks long-term capital growth while reducing shareholder exposure to taxes. Their portfolios are remarkably similar with respect to overall asset allocation (at least 97% in stocks), market capitalization ($36,860 and $36,338 million, respectively), sector diversification (with a 99.78% overlap) and regional exposure (at least 97% in North America). After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. Revenue Ruling 87-76 is the only published ruling dealing specifically with the application of the "continuity of business enterprise" requirement to a reorganization involving investment companies. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law would concur with the opinion set forth above.


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     Our opinion is based on the Internal Revenue Code of 1986, as amended,
Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

                                        Very truly yours,


                                        /s/ Ropes & Gray LLP
                                        Ropes & Gray LLP


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